

July 26, 2012

Via Email
Eric M. Swedenburg
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-63954

Re: Elster Group SE
Schedule TO-T/A filed July 24, 2012
Filed by Mintford AG and Melrose PLC
SEC File No. 5-86098

Dear Mr. Swedenburg:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the amended filing listed above. Our comments follow. Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please allow sufficient time for additional staff review after filing your revised offer materials and your response letter.

Schedule TO-T/A- Item 2. Subject Company Information

1. We note the revised disclosure in this section provided in response to comment 7 in our prior comment letter dated July 17, 2012. Your response states that a reconciliation of non-GAAP to GAAP figures is not available for the "Mid Term Plan Excluding Contingencies" and the "Mid-Term Plan Sensitivity" cases. Revise your disclosure to state (if true) that the GAAP financial measure is not accessible by either Melrose or Elster on a forward-looking basis without an unreasonable effort. Provide any reconciling information that is available without an unreasonable effort.

Further, identify the information that is unavailable and disclose its probable significance.

2. Revise the reconciliation of Adjusted EBITDA for the "Mid-Term Plan" to provide more quantitative and qualitative information about the adjustment for "Operational Excellence Program Costs." Also, footnote (a) in the Offer to Purchase states that adjusted EBITDA has been adjusted for "discrete items such as restructuring costs, refinancing costs, acquisition costs as well as possible takeover costs including consulting, restructuring, and retention." Expand this disclosure to correlate to the forward-looking information provided, including amounts, timing and underlying assumptions.

3. Footnote (b) in the Offer to Purchase describes Adjusted EBIT. Provide a reconciliation to the most comparable GAAP financial measure.

4. The revised disclosure under "Reconciliation of Net Working Capital for the Mid-Term Plan" provides an analysis showing how two non-GAAP net working capital measures were computed. Expand the analysis to reconcile these two non-GAAP measures to working capital based on GAAP.

5. Expand to explain the bases underlying the projections for the "Mid-Term Plan Excluding Contingencies" and the "Mid-Term Plan Sensitivity" cases so that it is clear to shareholders how their assumptions differ from the other cases in the projections.

6. Refer to your response to comment 8 in our prior comment letter referring to various key assumptions. The disclosures should be expanded to enhance shareholder understanding of the key assumptions. For example, identify the assumed revenue growth for each period included in the projections and the basis for these assumptions such as relative to historical growth. Describe the assumptions underlying the charges expected to be realized as a result of Elster's operational excellence plan. Provide this disclosure in a manner that provides a framework for shareholder analysis of the projections. See Item 10(b)(3) of Regulation S-K for guidance.

Please amend the filing in response to the above comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Furnish a response letter with the amendment and provide any supplemental information requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with our comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions about these comments to Joel Levine, Associate Chief Accountant, at (202) 551-3517, or to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions